Attention ASX Company Announcements Platform

Lodgement of Open Briefing®

Orbital Corporation Ltd

4 Whipple Street

Balcatta

Western Australia 6021

Date of lodgement:

27-Aug-2009

Title:

Open Briefing®. Orbital Corp. CEO & CFO on FY10 Outlook

Record of interview:

corporatefile.com.au

Orbital Corporation Limited yesterday reported a net loss of $2.5 million for the year ended June 2009, compared with net profit of $0.5 million in the previous year.  Excluding a profit of $2.5 million after tax on the sale of part of your stake in Synerject to joint venture partner Continental, the loss was $4.9 million.  You expect a similar reported result in the current year ending June 2010 and a return to profit in 2011.  What assumptions underlie these expectations?

CEO Terry Stinson

In 2010 we expect trading conditions to improve marginally over 2009.  The operating result is expected to improve through improved efficiency and growth.

The North American and European marine and recreational vehicle markets are projected to remain depressed, which will affect Synerject and also our royalty revenues.  Synerject will however have some offsetting benefit from having Continental as majority shareholder which will improve its buying power and from projected growth in the market in Asia.  We expect our Consulting Services business to continue to be slow, with most of our customers having stopped or significantly reduced their external R&D spending on the back of the global financial crisis.

Even though our markets are likely to remain down, we’re planning to continue to invest in the growth of our Orbital Autogas Systems unit, which is part of our Alternative Fuels business.  The investment this year is a key element of our plan to return to profitability in the following year, partly driven by growth in Orbital Autogas and partly through the rest of our businesses beginning to see recovery.

corporatefile.com.au

Orbital had cash on hand of $6.6 million at the end of June, down from $8.8 million a year earlier, with cash outflow from operations of $2.3 million and capex of $3.2 million partly offset by a $4.6 million dividend received from Synerject.  What is the outlook for cash at 30 June 2009?

CFO Keith Halliwell

In addition to the cash you’ve noted of $6.6 million, we also had cash on term deposit of $3.5 million.  Including short term deposits, cash actually increased during the year by $1.3 million to $10.1 million at 30 June 2009.

We expect our businesses to grow – particularly the Orbital Autogas business – so going forward we’d expect to have increased working capital requirements which will be funded out of our cash reserves.

corporatefile.com.au

Orbital took on a $1.5 million trade finance facility during 2009.  What does this facility specifically relate to and why have you elected to take on some debt at this stage of the company’s development?  Will you require more debt funding to grow the business?

CFO Keith Halliwell

This is a 180-day finance facility we’ve taken on specifically to finance the Orbital Autogas business.  It will cover the full stock cycle of the business: shipping, stocking and debt collection.  We’d expect to increase the facility conservatively over time, in line with the needs and growth of the Orbital Autogas business.

corporatefile.com.au

Your cash dividend from Synerject, no 42 percent owned by Orbital, included a special dividend of $3.3 million, implying an ordinary dividend of $1.3 million, up from $1.0 million in the previous year in spite of Orbital’s share of the net profit of Synerject dropping to $1.8 million from $2.4 million.  What was the reason for the increased dividend payment and what’s the expected level of the Synerject dividend going forward?

CEO Terry Stinson

Going forward, we expect Synerject to grow and profits to increase; and with this dividend levels should increase.  Continental approached us last year with a proposal to take a controlling share and grow the Synerject business.  Having a controlling share, Continental can better integrate the business into its broader business.  Continental also has a strong focus on Asia where it sees motorcycle emission laws tightening in the future.  Over time we expect the China market to start moving over to electronic fuel injection similar to what’s happening in Taiwan today.

In 2009 the special dividend of US$2.25 million was part of the deal to give Continental majority ownership and also reflected the positive cash flow generated by Synerject.

On a normal operating basis, Synerject’s policy is to pay out 45 percent of its profit after tax to its owners.  In 2009, the increase in the ordinary dividend reflected the 50 percent increase in Synerject’s reported US GAAP profit after tax.  In my opinion, this is a great result considering the tough market conditions.

corporatefile.com.au

Synerject’s US dollar profit increase to US$3.7 million from US$2.4 million was in spite of a fall in revenue to US$74.6 million from US$81.0 million in the previous year.  What was behind the improvement in profitability and is it sustainable?

CFO Keith Halliwell

The revenue fall of 8 percent year on year in US dollars wasn’t a bad outcome considering market conditions: the marine market in North America was down 50 percent year on year.  This was offset by increased revenue in other areas of the business, particularly the motorcycle sector in Asia.

In reaction to the market conditions Synerject cut costs.  In addition, start-up costs associated with Synerject’s plant in China were eliminated – those costs were in the order of US$2 million in the previous year – and development costs were lower for the M3 electronic control unit (ECU) which is targeted at the Asian motorcycle market.

Going forward, we believe the reduced cost base is sustainable.  Sales will be dependent on recovery of Synerject’s customers’ markets and on growth in the M3 ECU product, particularly in the Asian motorcycle market.  Synerject is aiming to capture that growth and increase its EBIT margins over time towards 10 percent, which it has achieved in the past in the North American market.

corporatefile.com.au

What level of success is the M3 ECU having in its target markets?

CFO Keith Halliwell

Synerject started manufacturing the M3 in China a little over a year ago.  The first customers are in Taiwan where emissions regulations are more stringent than in China and dictate customers’ take-up of technology such as the M3 ECU.  The next stage is to grow Synerject’s Taiwanese market share and get some Chinese customers to production.  Synerject has been working on application engineering programs with a range of Chinese customers for a couple of years.

corporatefile.com.au

The Orbital Autogas Systems business booked pre-tax profit of $0.2 million on revenue of $6.3 million in 2009, the first period in which it has contributed to results.  The second half saw the business make a small loss, with revenue falling to $2.6 million from $3.6 million in the first half.  To what extent is the second half indicative of current trading?

CEO Terry Stinson

The new car market continues to be soft for domestically manufactured cars and the future for retail auto sales is difficult to predict.  However I expect the Ford E-Gas models, for which Orbital Autogas is the supplier, to do well in its market.  For people who are trying to make a dollar go farther, using LPG is a great option.  Ford has an E-Gas savings calculator on its website which shows customers how much money they can save using LPG.

As well as the soft market conditions, the business was also impacted in the second half by the Australian dollar-euro exchange rate, with a weaker dollar at the beginning of the period impacting the price at which we purchased components from our licensor Vialle.  More recently our stock purchases have benefited from the strengthening Australian dollar, which has helped return our margin levels to where they were in the first half.

corporatefile.com.au

Can you comment on sales of the Orbital-developed, next generation Liquid LPG injection (LLi) system since its release?  What’s in the Alternative Fuels R&D pipeline and what is the expected timing of new product releases?

CEO Terry Stinson

We’ve got a pilot program for LLi underway in Western Australia and New South Wales.  Our first kits were sold this month and we’ve had favourable feedback from both installers and end customers.  For the LLi product, our focus is on developing the after market, which means making it available for more models of cars.  Each model of car will require a specific kit.  The team is currently engineering new kits that will meet Australian standards and working to localise product content to better meet the needs of the Australian market.  As you know, Orbital recently won the contract to also supply a system for Ford’s next generation LPG vehicles.  In addition to Ford and our retrofit business development, we’ll also be working to win new business from other automotive OEMs in Australia.

LPG is just one arm of our alternative fuels growth strategy.  We continue to work on liquid natural gas (LNG) opportunities for the transport industry and on projects in Asia for compressed natural gas for passenger vehicles.  Our efforts to provide ethanol solutions in Brazil are also continuing with success.  These projects are still in the R&D phase and will require further funding and time to reach commercial success.  The ultimate goal is to create more Synerject and Orbital Autogas like businesses that build on our core strength in engine management and fuel systems development.

corporatefile.com.au

Orbital’s Consulting Services business booked pre-tax profit of $1.8 million, down from $2.4 million on revenue of $8.8 million, down from $11.7 million.  Second half profit was $1.1 million, up from $0.6 million in the previous corresponding period, in spite of a drop in revenue to $4.7 million from $5.0 million.  What’s behind the improved profitability and can it be sustained?

CFO Keith Halliwell

Our projects vary, and depending for instance on the resources utilised, margins also vary.  We’ve made some progress in reducing our cost base but more importantly, we’ve redeployed resources to other parts of our business, particularly to the Alternative Fuels business.  We believe we can maintain our margins, continuing to support new alternate fuel business growth with solid external revenue in the consulting business.

corporatefile.com.au

Orbital’s Licences and Royalties income was $1.1 million, down from $2.7 million in the previous year, reflecting weaker marine volumes.  What’s the outlook for royalty income given your traditional North American and European markets remain subdued?

CEO Terry Stinson

We expect our Licences and Royalties income to be in line with 2009 results given that marine and other recreational markets tend to lag economic recovery.  In India our autorickshaw volumes are growing but royalties are horsepower-based, so it takes a lot of rickshaws to offset the big marine outboards sold in our traditional markets.  We expect volumes to continue ramping up in India, but it won’t be enough to offset slow sales in North America and Europe.

corporatefile.com.au

With your stake in Synerject reduced to 42 percent and Alternative Fuels expected to generate a growing proportion of revenue, how do you see Orbital evolving over the next three to five years?

CFO Keith Halliwell

We expect our growth to emanate from Synerject and the Alternative Fuels businesses.  The reduction in our Synerject stake will lead to benefits under Continental’s majority ownership such as purchasing benefits and greater diversity following the merger into Synerject of Continental’s North American marine ECU business.  Effectively, we’ll own a smaller piece of a bigger Synerject pie with enhanced growth opportunities.

In the Alternative Fuels sector our growth will be driven first by taking market share in the LPG retrofit market with LLi   Next it will be driven by our next generation LLi system targeting OEMs, after OE and fleet sales.  We believe LPG is a three to five year growth story for us.  Beyond that, we see medium term opportunities in LNG and CNG, particularly with oil an increasingly scarce and expensive resource.  We believe Australia has great potential to utilise its natural gas resources and we plan to continue to invest in this area.

CEO Terry Stinson

Behind all this is Orbital’s key technology, FlexDI.  We’re building on our core business to go into other markets like Synerject and Orbital Autogas, but there’s still interest in our original FlexDI technology – we’re developing a demonstrator FlexDI vehicle for Changan, China’s number four auto company, and we’re working with Sygma Motors in Brazil to develop an ethanol EMS incorporating FlexDI.  We continue to also view FlexDI as an integral part of our three to five year story.

corporatefile.com.au

Thank you Terry and Keith.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2462

For previous Open Briefings by Orbital, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au

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Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

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